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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                            AMENDMENT NO. 3 TO
                                 FORM T-3


                  APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939



                           Sterling Chemicals, Inc.

                      Sterling Chemicals Energy, Inc.
                              (Names of Applicants)

                         1200 Smith Street, Suite 1900
                               Houston, TX 77002

                   (Address of Principal Executive Offices)

                       SECURITIES TO BE ISSUED UNDER THE
                           INDENTURE TO BE QUALIFIED


         TITLE OF CLASS                                  AMOUNT
10% Senior Secured Notes due 2007                   $94,340,278.56


              Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:               Copies to be sent to:
Kenneth H. Hale, Esq.                                Alan G. Straus Esq.
Sterling Chemicals, Inc.                             Skadden, Arps, Slate,
1200 Smith Street, Suite 1900                        Meagher & Flom
Houston, TX 77002                                    Four Times Square
                                                     New York, New York  10036
                                                     (212) 735-3000


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The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which states that it shall supercede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.


         1. General Information

         (a) Sterling Chemicals, Inc., a Delaware corporation (the "Corporation") and Sterling Chemicals Energy, Inc. (the "Guarantor") are Delaware corporations. The name under which the Corporation was originally incorporated was STX Chemicals Corp., which was subsequently changed to Sterling Chemicals, Inc. pursuant to that certain Certificate of Amendment of the Certificate of Incorporation of STX Chemicals Corp. filed with the Secretary of State of the State of Delaware on August 21, 1996.

         (b) The Corporation was organized under the laws of the State of Delaware on May 10, 1996. The Guarantor was organized under the laws of the State of Delaware on May 17, 1989.


         2. Securities Act Exemption Applicable

         The Corporation will issue, pursuant to the terms of the Joint Plan of Reorganization of Sterling Chemicals Holdings, Inc. and its affiliated debtors-in-possession (the "Debtors"), as amended (the "Plan") under Title 11 of the United States Code (the "Bankruptcy Code"), 10% Senior Secured Notes due 2007 (the "Notes") on the later of the date on which the Debtors consummate the Plan (the "Effective Date") and the date of the qualification of the Indenture (as defined below) pursuant to this application. The Plan was confirmed on November 20, 2002, by the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). The Notes will be issued pursuant to an indenture between the Corporation, the Guarantor and National City Bank, as Trustee (the "Indenture") which is the subject of this application. Capitalized terms used herein and which are not otherwise defined shall have the meaning ascribed to them in the Plan. Pursuant to the Plan, the holders of Old 12 3/8% Secured Note Claims (the "Claims") shall receive the Notes in exchange for their Claims.

         The Corporation and the Guarantor (the "Applicants") rely upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), available pursuant to Section 1145(a)(1) of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where (i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange and partly for cash or property. The Applicants believe that the issuance of the Notes contemplated by the Plan will satisfy these requirements. The Corporation, the issuer of the Notes, is one of the Debtors. The Notes are being issued pursuant to the Plan in exchange for the Claims. The fact that the Corporation or its affiliates may also provide other property in exchange for the Claims is not relevant.


                                 AFFILIATIONS

         3. Affiliates

         The following table sets forth the Affiliates of the Corporation as of November 29, 2002, including their respective percentages of voting securities, or other bases of control.

Sterling Chemicals Holdings, Inc., a Delaware corporation, owns 100% of the voting securities of all of the subsidiaries listed below:

     Sterling Chemicals, Inc., a Delaware corporation which owns 100% of

                  Sterling Chemicals Energy, Inc., a Delaware corporation

                  Sterling Fibers, Inc., a Delaware corporation

                  Sterling Chemicals International, Inc., a Delaware corporation and

     Sterling Canada, Inc., a Delaware corporation which owns 100% of:

                           Sterling Pulp Chemicals US, Inc., a Delaware corporation which owns 100% of

                           Sterling Pulp Chemicals, Inc., a Georgia corporation and

                           Sterling Pulp Chemicals, Ltd., an Ontario corporation which owns 100% of

                                    Sterling Pulp Chemicals (Australia) Pty
                                    Limited, an Australia corporation

                                    Sterling NRO, Ltd., an Ontario corporation

                                    Sterling Chemicals Marketing, Inc., a
                                    Barbados corporation and

                           Sterling Chemicals Acquisitions, Inc., a Delaware corporation which owns 100% of

                                    Sterling (Sask) Holdings, Ltd., an Ontario corporation which owns 100% of

                                        Sterling Pulp Chemicals (Sask) Ltd., an
                                        Ontario corporation which owns 100% of

                                           619220 Saskatchewan Ltd., a
                                           Saskatchewan corporation

                                           Sterling Australia Holdings, Inc.,
                                           a Delaware Corporation and

                                           Sterling Pulp Chemicals Fuzhou, Ltd.,
                                           an Ontario corporation.

         The following table sets forth the Affiliates of the Corporation as of the Effective Date, including their respective percentages of voting securities, or other bases of control. Pursuant to the Plan, certain restructuring transactions will occur on or prior to the Effective Date, including without limitation, the merger of Sterling Chemicals Holdings, Inc. with and into the Corporation prior to the Effective Date, the sale of pulp chemicals business on the Effective Date and the transfer of Sterling Fibers, Inc. and Sterling Chemicals International, Inc. to a newly formed entity owned by members of local senior management of Sterling Fibers, Inc. on the Effective Date. As of the Effective Date, the Guarantor will be a 100% owned subsidiary of the Corporation.

                                               Percentage of Voting Securities
                                                      to be Owned on the
                                                         Effective Date

Sterling Chemicals Energy, Inc.                               100%
Sterling Chemicals Marketing, Inc.                            100%


                            MANAGEMENT AND CONTROL

         4. Directors and Executive Officers

         The following table lists the names and offices held by all directors and executive officers of the Corporation as of November 29, 2002. The mailing address for each of the individuals listed in the following table is:

                                        c/o Sterling Chemicals, Inc.
                                        1200 Smith Street, Suite 1900
                                              Houston, TX 77002


Name                                    Office
David G. Elkins                         President, Co-Chief Executive Officer
                                          and Director
Frank J. Hevrdejs                       Director
Hunter Nelson                           Director
Rolf H. Towe                            Director
Richard K. Crump                        Co-Chief Executive Officer and Director
Paul G. Vanderhoven                     Chief Financial Officer and
                                          Vice-President Finance
Frank P. Diassi                         Director
Robert W. Roten                         Director

Kenneth M. Hale, Esq.                   General Counsel and Assistant Secretary


         The following table lists the names and offices to be held by all directors and executive officers of the Corporation as of the Effective Date (such information is provided, as required by Form T-3, on the basis of present information). The mailing address for each of the individuals listed in the following table is:

                         c/o Sterling Chemicals, Inc.
                         1200 Smith Street, Suite 1900
                               Houston, TX 77002

Name                                         Office
James B. Rubin                               Director
Robert T. Symington                          Director
Byron J. Haney                               Director
Marc S. Kirschner                            Director
Keith R. Whittaker                           Director
Ronald A. Rittenmeyer                        Director
John Gildea                                  Director
David G. Elkins                              President, Co-Chief Executive
                                               Officer and Director
Richard K. Crump                             Co-Chief Executive Officer and
                                               Director

Paul G. Vanderhoven                          Chief Financial Officer and
                                               Vice-President Finance
Kenneth M. Hale, Esq.                        General Counsel and Assistant
                                               Secretary


         5. Principal Owners of Voting Securities.

As of November 29, 2002, (i) the Corporation owned 100% of the voting securities of the Guarantor and (ii) Sterling Chemicals Holdings, Inc., 1200 Smith Street, Suite 1900 Houston, TX 77002, directly owned 100% of the voting securities of the Corporation.

After the Effective Date, (i) the Corporation will own 100% of voting securities of the Guarantor and will constitute the only principal owner of such securities and (ii) the principal owners of the Corporation's voting securities will be as follows (See Note 1):

------------------------------------------ --------------------------- ------------------ ---------------------------------
Name and Complete Mailing Address          Title of Class Owned        Amount Owned       Percentage of Voting Securities
                                                                                          Owned
------------------------------------------ --------------------------- ------------------ ---------------------------------
Resurgence Asset Management, L.L.C.        Convertible Preferred       2,175 shares       Between 43.5% and 87% depending
10 New King Street                         Stock, par value $0.01                         on outcome of Rights Offering.
White Plains, New York 10604               per share                                      See Note 2.
("Resurgence")
------------------------------------------ --------------------------- ------------------ ---------------------------------


Note 1. Pursuant to the Plan, Holders of General Unsecured Claims,
Old Unsecured Note Claims and Self-Insured Tort Claims (the "Unsecured Claims") will receive 11.7% of the Corporation's Common Stock. At the time of this filing it is not determinable if any individual holder(s) of Unsecured Claims beside Resurgence will constitute a "principal owner of voting securities" after the Effective Date

Note 2. Resurgence is the stand-by purchaser in the Rights Offering, and depending on the level of participation in the Rights Offering by other eligible claim holders, Resurgence may also purchase up to 2,175,000 shares of the Corporation's Common Stock.

                                 UNDERWRITERS

         6. Underwriters

         (a) Donaldson Lufkin and Jenrette ("DLJ"), acted as underwriter for the Corporation's 12-3/8% Senior Secured Notes due 2006. In November 2000, DLJ merged with Credit Suisse First Boston Corporation, whose principal business address is Eleven Madison Avenue, New York, N.Y. 10010-3629.

         (b) The Applicant will not retain any underwriters in connection with the proposed issuance of the New Notes.


                              CAPITAL SECURITIES

         7. Capitalization

         (a) The Corporation was incorporated on May 10, 1996, and, as of the date of this Application, all of its capital stock is held by Sterling Chemicals Holdings, Inc. a Delaware corporation ("Holdings"). Under the Plan, Holdings will be merged with and into the Corporation prior to the Effective Date. The debt securities and capital stock of the Corporation as of the Effective Date will be as follows:

                                                                Amount Authorized       Amount Outstanding

Capital Stock (in number of shares)

   Common Stock, par  value $0.01 per share..............        10,000,000                    2,825,000


   Convertible Preferred Stock, par value $0.01 per
share....................................................            25,000                        2,175

Debt Securities:

   Senior Secured Notes due 2007.........................       $94,340,278.56               $94,340,278.56



         (b) The holders of common stock will have one vote per share. The holder of each share of Convertible Preferred Stock will have the right to one vote for each share of common stock which such Convertible Preferred Stock could then be converted, and with respect to such vote, such holder will have full voting rights and powers equal to the voting rights and powers of the holders of the common stock. The Convertible Preferred Stock will vote together with the common stock as a single class on any matters presented to a vote of stockholders.


                             INDENTURE SECURITIES

         8. Analysis of Indenture Provisions

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto. Terms used below have the meanings ascribed to them in the Indenture.

         (a) Defaults under the Indenture.

         The events of Default set forth in Section 6.01 of the Indenture include:

         (i) a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

         (ii) a default in the payment of the principal of or premium on any Note when the same becomes due and payable at its Stated Maturity, upon redemption, upon declaration, upon required repurchase or otherwise;

         (iii) the failure by the Company to comply with provisions of the Indenture relating to limitations on the payment of dividends (Section 4.07), certain restricted payments and mergers (Section 4.08), certain Excluded Subsidiaries (Section 4.21), consolidations or Sales of Assets (Section 5.01) or a default by a Subsidiary Guarantor under any Subsidiary Guarantee;

         (iv) the failure by the Company to observe or perform any of its obligations under the provisions of the Indenture relating to Asset Sales (Section 4.11), a required Offer to Repurchase Upon a Change of Control (Section 4.15) or sale of certain facilities (Section 4.16) (in each case, other than a failure to purchase Notes), or under the provisions of the Indenture relating to the furnishing of periodic reports to holders of the Notes (Section 4.03), restrictions on Subsidiary distributions (Section 4.09), limitations on Debt (Section 4.10) and transactions with Affiliates (Section 4.12) or Capital Expenditures (Section 4.20) for 30 days after receipt by the Company of a written notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

         (v) the failure by the Company to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes or any Security Document for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

         (vi) a default under any mortgage, indenture or instrument (including the Security Documents) under which there may be issued or by which there may be secured or evidenced any Debt for money borrowed by the Company or any of its Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Subsidiaries) whether such Debt or Guarantee now exists, or is created after the date hereof, which default:

               (a) is caused by failure to pay principal of or premium, if any, or interest on such Debt prior to the expiration of the grace period provided in such Debt on the date of such default ("Payment Default"); or

               (b) results in the acceleration of such Debt prior to its express maturity; and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

         (vii) (i) the repudiation by the Company or any Subsidiary of any of its respective obligations under the Security Documents; (ii) the unenforceability of any of the Security Documents against the Company or any Subsidiary in any material respect for any reason which, in such case, shall continue unremedied for 30 days after the earlier of the date on which (A) a Responsible Officer of the Company becomes aware of such repudiation or unenforceability or (B) a written notice thereof shall have been given to the Company by the Trustee or the Holders of a majority in aggregate principal amount of the Notes then outstanding; or (iii) the loss of the perfection or priority of any material portion of the Liens granted by the Company or a Subsidiary pursuant to the Security Documents for any reason (other than as permitted in the Indenture, the Security Agreement or as otherwise agreed to by the Trustee and Holders of a majority in aggregate principal amount of the Notes then outstanding);

         (xiii) any final non-appealable judgment or decree not covered by insurance or as to which the insurance carrier has denied responsibility for the payment of money in excess of $5.0 million is rendered against the Company or any Subsidiary and is not discharged and there is a period of 60 days following such judgment during which such judgment or decree is not discharged, waived or the execution thereof stayed;

         (ix) certain events of bankruptcy or insolvency relating to the Corporation or certain of its Subsidiaries as specified in the Indenture; and

         (xi) any Subsidiary disavows any of its obligations under its Guarantee of the Notes.

              (b) Authentication and Delivery of the Notes.

         As set forth in Section 2.02 of the Indenture, two Officers shall sign the Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Notes and may be in facsimile form.

         If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

         A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

         The Trustee shall, upon a written order of the Company signed by two Officers (an "Authentication Order"), authenticate Notes for original issue up to (i) the aggregate principal amount stated in paragraph 4 of the Notes and
(ii) the aggregate principal amount of any Additional Notes to be issued in lieu of payment of interest on the Notes in cash upon delivery of an Authentication Order as specified in the Indenture. In the event of the issuance of any Additional Notes in respect of payment of interest on the Global Note, the Trustee shall notify the Depositary of an increase in the amount of the Global Note and record the amount of any increase in the aggregate principal amount of the Global Note to reflect the issuance of any such Additional Notes.

         The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

         (c) Release or Substitution of Property.

         As set forth in Section 10.03 of the Indenture and in the Security Documents, the Trustee shall not direct the Collateral Agent to release any Collateral subject to the lien of the Indenture unless such release is in accordance with the provisions of the Security Documents and Section 314(d) of the 1939 Act.

         Pledged Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the Indenture upon the earlier to occur of (i) the date on which all obligations under the Indenture and certain fees specified in the Security Agreement (the "Obligations") have been irrevocably paid in full or otherwise satisfied, (ii) the latest of (x) the day of the legal defeasance of all of the Obligations owing to the Holders pursuant to Section 8.02 of the Indenture (other than those surviving Obligations owing to the Holders specified therein); and (y) the date of payment in full of all Obligations, and (iii) the latest of (x) such other termination date as is provided in the Indenture and (y) the date of payment in full of all Obligations. In addition, upon the request of the Company pursuant to an Officers' Certificate certifying that all conditions precedent under the Indenture have been met and stating whether or not such release is in connection with an Asset Disposition or a Sale of the Texas City Facilities (at the sole cost and expense of the Company) the Collateral Agent shall release Pledged Collateral that is sold, conveyed or disposed of in compliance with the provisions of the Indenture, provided that certain conditions under the Indenture are met. Upon receipt of such Officers' Certificate, the Collateral Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Pledged Collateral permitted to be released pursuant to the Indenture or the Security Documents.

         (d) Satisfaction and Discharge of the Indenture.

         The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes therein expressly provided for) when (1) all Notes authenticated and delivered under the Indenture have been delivered to the Trustee for cancellation under Section 2.11 of the Indenture; or (2) all Notes are redeemed by the Company in accordance with the provisions of Article III of the Indenture concerning the redemption and repayment of the Notes, including, without limitation: (i) the provision of an Officer's Certificate (Section 3.01),
(ii) the giving of a required notice of redemption (Section 3.03); (iii) the deposit of the redemption price with the Trustee or Paying Agent (Section 3.05), (iv) the conditions on optional redemption or mandatory redemption (Section 3.07 and 3.08) and (v) mandatory redemption in the event of certain Asset Dispositions under Section 4.11 (Section 3.09).

         The Issuer may effect a defeasance under Section 8.02 of the Indenture (i.e., the Issuer shall have been deemed to have discharged certain of its obligations under the Indenture, including the Indebtedness represented by such Notes subject to the limitations set forth in Section 8.02), or a covenant defeasance under Section 8.03 (i.e., the release of certain covenant obligations of the Issuer and the Guarantor under the Indenture) with respect to the defeased Notes upon the satisfaction of certain conditions, including, (1) the irrevocable deposit by the Issuer with the Trustee in trust, for the benefit of the Holders of such Notes, trust funds which constitute (a) United States dollars in an amount, or (b) U.S. Government Obligations, or (c) a combination thereof, sufficient to pay and discharge (and which shall be applied by the Trustee to pay and discharge) the principal of, interest and premium, if any, on such defeased securities on the Stated Maturity of such principal or installment of principal or interest, (2) the delivery to the Trustee of certain prescribed opinions of counsel (including an opinion with respect to certain U.S. Federal income tax and Canadian federal or provincial income tax matters in connection with a covenant defeasance) and the delivery to the Trustee of certain prescribed Officers' Certificates of the Issuer, (3) that (x) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; or (y) in so far as clauses (x) specified in paragraph A (Events of Default) above are concerned, at any time during the period ending on the 91st day after the date of deposit, or
(4) that such defeasance or covenant defeasance shall not have resulted in a breach or violation of, nor constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its subsidiaries or any Guarantor is a party or by which it is bound.

         (e) Evidence of Compliance with Conditions.

         (1) As set forth in Section 4.04, the Indenture requires that the Corporation and each Subsidiary Guarantor will deliver to the Trustee: within 90 days after the end of each Fiscal Year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding Fiscal Year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the Security Documents and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or the Security Documents (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto; and

         (2) the Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, within 5 days after the occurrence of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

         9. Other Obligors (Guarantor)

                     Sterling Chemicals Energy, Inc.
                     1200 Smith Street, Suite 1900
                     Houston, TX 77002

         Contents of Application for Qualification. This application for qualification comprises:

               (a) Pages numbered 1 to 8 consecutively.

               (b) The statement of eligibility and qualification on Form T-1 of National City Bank Trustee under the Indenture to be qualified (previously filed).

               (c) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

     Exhibit T3A-1      -   Certificate of Incorporation of Sterling
                            Chemicals, Inc. as in effect on November 29, 2002, incorporated by reference from Exhibit 3.2 to the Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

     Exhibit T3A-2      -   Form of Certificate of Incorporation of
                            Sterling Chemicals, Inc. to be filed as of a date at least ten days prior to the Effective
                            Date pursuant to the Plan (previously filed).

     Exhibit T3A-3      -   Amended and Restated Certificate of Incorporation
                            of Sterling Chemicals, Inc., as in effect on the date of filing hereof (previously filed).

     Exhibit T3B-1      -   Bylaws of Sterling Chemicals, Inc. as of November
                            29, 2002 incorporated by reference from Exhibit
                            3.2 to the Corporation's Registration Statement on
                            Form S-4 (Registration No. 333-87471).

     Exhibit T3B-2      -   Proposed Bylaws of Sterling Chemicals, Inc.
                            (previously filed).

     Exhibit T3B-3      -   Restated Bylaws of Sterling Chemicals, Inc.,
                            as in effect on the date of filing hereof
                            (previously filed).

     Exhibit T3B-4      -   Certificate of Incorporation of Sterling
                            Chemicals Engergy, Inc., as in effect on the date of filing hereof (filed herewith).

     Exhibit T3B-5      -   Bylaws of Sterling Chemicals Energy, Inc.
                            as in effect on the date of filing hereof
                            (filed herewith)

     Exhibit T3C        -   Indenture between Sterling Chemicals,
                            Inc., Sterling Chemical Energy,  Inc., as
                            Guarantor and National City Bank, as Trustee dated December 19, 2002 (filed herewith).

     Exhibit T3D -          Not applicable.

     Exhibit T3E        -   Joint Disclosure Statement of the Applicant
                            pursuant to Section 1125 of the Bankruptcy Code dated October 14, 2002 (previously filed).

     Exhibit T3F        -   Cross-reference sheet (previously filed).

     Exhibit 25.1       -   Form T-1 qualifying National City Bank as Trustee
                            under the Indenture to be qualified
                            (previously filed).


                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, Sterling Chemicals, Inc. and Sterling Chemicals Energy, Inc., corporations organized and existing under the laws of the State of Delaware, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Houston, Texas on December 19, 2002.


                                            STERLING CHEMICALS, INC.


                                            By: /s/ David G. Elkins
                                               ____________________________
                                                David G. Elkins, President
[SEAL]


                                               Attest:


                                                /s/ Kenneth H. Hale
                                               _____________________________
                                                Assistant Secretary


[SEAL]                                      STERLING CHEMICALS ENERGY, INC.


                                            By: /s/ David G. Elkins
                                               ____________________________
                                                David G. Elkins, President


                                               Attest:


                                                /s/ Kenneth H. Hale
                                               _____________________________
                                                Assistant Secretary